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14041229

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

"PUBLIC" ★

SEC FILE NUMBER
8-53196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 05/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DELOITTE CORPORATE FINANCE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 RENAISSANCE CENTER, SUITE 3900
(No. and Street)

DETROIT (City) MI (State) 48243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SARA A. RADGENS 313-394-5077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNAGHI & SCHWARK, PLLC
(Name – *if individual, state last, first, middle name*)

30435 GROESBECK HIGHWAY, ROSEVILLE MI 48066
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 30 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/8/14 KW 8/4/2014

OATH OR AFFIRMATION

I, Sara A. Radgens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte Corporate Finance LLC, as of May 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

S Radgens
Signature

CFO
Title

July 29, 2014

Rene' Diane Everson
Notary Public

RENE DIANE EVERSON
Notary Public, State of Michigan
County of Grand Traverse
My Commission Expires Aug. 22, 2017
Acting in the County of Grand Traverse

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

"PUBLIC"

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT AUDITOR'S REPORT

To the Member
Deloitte Corporate Finance LLC

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance LLC as of May 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

July 26, 2014

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2014

ASSETS

	Amount
Current Assets:	
Cash	$ 11,109,611
Money Market fund (Note 2)	500,000
Accounts receivable – advisory services	2,928,758
Prepaid expenses	16,780
Total current assets	14,555,149
Other Assets:	
Goodwill and intangible assets – net (Note 3)	16,423,429
	$ 30,978,578

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable – related entity (Note 4)	$ 1,768,779
Accounts payable – other	56,371
Deferred revenue (Note 1)	1,048,999
Accrued expenses	510,000
Acquisition liability due within one year (Note 5)	1,044,985
Total current liabilities	4,429,134
Acquisition liability due after one year (Note 5)	5,728,207
Total liabilities	10,157,341
Member's equity	20,821,237
	$ 30,978,578

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On June 6, 2013, the Company acquired substantially all of the assets of McColl Partners LLC, a broker-dealer that provides investment banking advisory services to large domestic and global middle-market companies. The purchase price amounted to $23 million, with $16 million paid at closing and the remaining balance due over the next three years. See Note 3 for the acquisition portion related to goodwill and intangible assets and Note 5 for the acquisition liability anniversary payments due.

Revenue Recognition

The Company recognizes revenue from success fees and advisory fees by providing financial advisory services. Success fees revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined by the terms of each engagement. Advisory fees are recognized as the services are performed.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually in the fourth quarter of the fiscal year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amounts to their respective fair values. The fair values are determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss.

Based on this assessment, there were no goodwill impairment charges 2014. During the year ended May 31, 2014, the Company adopted a policy to amortize goodwill over 15 years on the straight-line method. See Note 3 for amortization of goodwill.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets consist of customer backlog, non-compete agreements, and technology-based intangible assets. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Management reviews identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairment charges in 2014. See Note 3 for amortization of intangible assets.

Recent Accounting Pronouncements

In January 2014, the FASB issued ASU 2014-02, Accounting for Goodwill, which is effective for the fiscal year 2015. Amendments in this update allow for goodwill amortization on a straight-line basis over 10 years or less, if another useful life is more appropriate. Additionally under this ASU, goodwill should be tested for impairment when a triggering event occurs that indicates the fair value may be less than the carrying amount. Previous guidance required annual impairment testing. The Company will adopt the provisions of the ASU in fiscal year 2015.

Deferred Revenue

Deferred revenue represents retainer fees collected that are being written off over the terms of the engagements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure through July 26, 2014, which is the same date the financial statements were available to be issued.

Note 2 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. It establishes a broad three-level hierarchy to prioritize the inputs used in measuring fair value.

Note 2 – FAIR VALUE MEASUREMENTS (Continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used at May 31, 2014 in valuing the Company's securities owned:

	Level 1	Level 2	Level 3
Assets:			
Money Market fund	$ 500,000	$ -	$ -

Note 3 – GOODWILL AND INTANGIBLE ASSETS

The excess of the purchase price over the estimated fair values of the net assets acquired from McColl Partners LLC amounted to $20,677,959 and is being amortized based on the following schedule:

Intangible Assets	Useful Life	Cost	Amortization	Net
Goodwill	15 years	$ 16,667,959	$ (1,111,197)	$ 15,556,762
Backlog	1 year	2,760,000	(2,760,000)	-
Non-Compete	3 years	1,000,000	(333,333)	666,667
Database technology	5 years	250,000	(50,000)	200,000
Totals		$ 20,677,959	$ (4,254,530)	$ 16,423,429

Note 3 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined.

Note 3 – TRANSACTIONS WITH RELATED ENTITY (Continued)

For the year ended May 31, 2014 the net services and expenses charged to the Company amounted to $52,373,224

The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

The payable due to Deloitte FAS at May 31, 2014, in the amount of $1,768,779 is summarized as follows:

	Amount
Net services and expense fees due	$ 2,769,594
Net receivable for revenue received on the Company's behalf by Deloitte FAS and other related entities	(1,000,815)
	$ 1,768,779

Note 5 – ACQUISITION LIABILITY

Acquisition liability in the amount of $6,773,192 represents the present value balance due on the purchase of the assets of McColl Partners LLC on June 6, 2013. The balance includes accrued interest of $103,192 at an interest rate of 1.5% per annum. The repayment of the liability is to be made over the next three years on the anniversary of the closing date.

	Amount
Acquisition liability	$ 6,773,192
Less amount due within one year	1,044,985
Amount due after one year	$ 5,728,207

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 31, 2014, the Company's net capital was $1,442,270 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 7.04 to 1.

DELOITTE CORPORATE FINANCE LLC

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2014

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA
Louis J. Carnaghi, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Deloitte Corporate Finance LLC
Detroit, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2013 to May 31, 2014, which were agreed to by Deloitte Corporate Finance LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Deloitte Corporate Finance LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Deloitte Corporate Finance LLC's management is responsible for Deloitte Corporate Finance LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period from June 1, 2013 to May 31, 2014 with the amounts reported in Form SIPC-7 for the same period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

July 26, 2014

DELOITTE CORPORATE FINANCE LLC
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
May 31, 2014

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of May 31, 2014, and covers the SIPC general assessment reconciliation for the period June 1, 2013 to May 31, 2014, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and were mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
12/30/13	Assessment paid with SIPC-6 general assessment payment form	$ 47,098.76
7/21/14	Assessment paid with SIPC-7 general assessment payment form	56,370.91
		$ 103,469.67
	Total general assessment per SIPC-7 for the year ended May 31, 2014	$ 103,469.67

Sincerely,

Deloitte Corporate Finance LLC

S Rodgers
Signature

CFO
Title